Exhibit 99.1

925520
PRESS RELEASE

STOCK FRACTION INTERIM DIVIDEND 2004 AEGON N.V. DETERMINED AT 1/42

On August 12, 2004 AEGON N.V. declared an interim dividend for the fiscal year 2004, giving the shareholders the choice to receive the interim dividend in either cash or in stock.

The interim dividend in cash is EUR 0.21 per common share of EUR 0.12 par value and will be made payable as from September 24, 2004.

Shareholders who elected an interim dividend in stock will receive 1 new AEGON common share for every 42 common shares. The stock fraction has been based on the average stock price on Euronext Amsterdam during the period from September 14 up to and including September 20, 2004, and represents a 4.3% higher value than the cash dividend. Holders of AEGON N.V. New York shares will be contacted by AEGON’s US Transfer Agent, Citibank N.A.

The Hague, the Netherlands, September 20, 2004

Inquiries:

AEGON N.V.

Group Corporate Affairs & Investor Relations

The Hague, the Netherlands

Analysts & Investors	+31 (0)70 344 83 05
Media	+31 (0)70 344 83 44
Email	gca-ir@aegon.nl

Baltimore, the United States

Analysts & Investors	+1 410 576 45 77 or 877 548 9668 (toll free)
Media	+1 410 576 4526
Email	ir@aegonusa.com

Web site: www.AEGON.com